UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Vitacost.com, Inc.

(Name of issuer)

Common Stock, $0.00001 par value per share

(Title of class of securities)

92847A20 0

(CUSIP number)

Great Hill Partners, LLC

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, address and telephone number of person authorized to receive notices and communications)

October 8, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Great Hill Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,801
11.	Aggregate amount beneficially owned by each reporting person 15,801
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.06%*
14.	Type of reporting person (see instructions) OO

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Great Hill Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,545,064
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,545,064
11.	Aggregate amount beneficially owned by each reporting person 3,545,064
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.77%*
14.	Type of reporting person (see instructions) PN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Great Hill Partners GP III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,545,064
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,545,064
11.	Aggregate amount beneficially owned by each reporting person 3,545,064
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.77%*
14.	Type of reporting person (see instructions) PN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons GHP III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,545,064
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,545,064
11.	Aggregate amount beneficially owned by each reporting person 3,545,064
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.77%*
14.	Type of reporting person (see instructions) OO

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Great Hill Equity Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,858,832
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,858,832
11.	Aggregate amount beneficially owned by each reporting person 1,858,832
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.70%*
14.	Type of reporting person (see instructions) PN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Great Hill Partners GP IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,858,832
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,858,832
11.	Aggregate amount beneficially owned by each reporting person 1,858,832
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.70%*
14.	Type of reporting person (see instructions) PN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons GHP IV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,858,832
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,858,832
11.	Aggregate amount beneficially owned by each reporting person 1,858,832
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.70%*
14.	Type of reporting person (see instructions) OO

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Matthew T. Vettel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,404,796
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,404,796
11.	Aggregate amount beneficially owned by each reporting person 5,404,796
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.47%*
14.	Type of reporting person (see instructions) IN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons Christopher S. Gaffney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,419,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,419,697
11.	Aggregate amount beneficially owned by each reporting person 5,419,697
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.53%*
14.	Type of reporting person (see instructions) IN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

10

SCHEDULE 13D

CUSIP No. 92847A20 0
1.	Names of reporting persons John G. Hayes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,419,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,419,697
11.	Aggregate amount beneficially owned by each reporting person 5,419,697
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 19.53%*
14.	Type of reporting person (see instructions) IN

*	Percentage calculated based on 27,757,460 shares of Common Stock outstanding on August 2, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010.

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Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on March 23, 2010, as amended on May 3, 2010, May 11, 2010, May 25, 2010 and July 15, 2010 (the “Filing”), by the Reporting Persons relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Vitacost.com, Inc., a Delaware corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 8, 2010, the Issuer and the Reporting Persons entered into the Stockholder Agreement and the Registration Rights Agreement (in each case, as defined in Item 6). The Stockholder Agreement and the Registration Rights Agreement are described in Item 6 and are attached hereto as Exhibits 10 and 11, respectively, and are incorporated herein by reference.

The Reporting Persons reserve the right to take any other actions that they deem appropriate to protect their rights as stockholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are hereby amended and restated in their entirety to read as follows:

(a) Based upon the number of shares of Common Stock outstanding as of August 2, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 16, 2010: (i) GHI directly beneficially owns an aggregate of 15,801 shares of Common Stock, representing 0.06% of the shares of Common Stock; (ii) GHEP III directly beneficially owns an aggregate of 3,545,064 shares of Common Stock, representing approximately 12.77% of the shares of Common Stock; (iii) GHEP IV directly beneficially owns an aggregate of 1,858,832 shares of Common Stock, representing approximately 6.70% of the shares of Common Stock; (iv) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 12.77% of the shares of Common Stock; (v) GHPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 12.77% of the shares of Common Stock; (vi) GHEPIVGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV, representing approximately 6.70% of the shares of Common Stock; (vii) GHPIV may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV and that may be deemed indirectly beneficially owned by GHEPIVGP, representing approximately 6.70% of the shares of Common Stock; (viii) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV, representing approximately 19.53% of the Common Stock; and (ix) Vettel may be deemed to indirectly beneficially own (x) certain of the shares of Common Stock beneficially owned by GHI and (y) the shares of Common Stock beneficially owned by GHPIII and GHPIV, representing approximately 19.47% of the Common Stock. Each Controlling Person, GHI, GHPIII and GHPIV disclaims beneficial ownership of the Common Stock and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) GHI directly has the power to vote, direct the vote, dispose and direct the disposition of 15,801 shares of Common Stock. GHEP III directly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHEP IV directly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock. GHEPIIIGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHPIII indirectly has the power to vote, direct the vote, dispose and direct the disposition of 3,545,064 shares of Common Stock. GHEPIVGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock. GHPIV indirectly has the power to vote, direct the vote, dispose and direct the disposition of 1,858,832 shares of Common Stock. Hayes and Gaffney indirectly have the power to vote, direct the vote, dispose of and direct the disposition of 5,419,697 shares of Common Stock. Vettel indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 5,404,796 shares of Common Stock.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 8, 2010, the Reporting Persons entered into a stockholder agreement (the “Stockholder Agreement”) with the Issuer. Pursuant to the Stockholder Agreement, the Reporting Persons and the Issuer have, among other things, agreed:

•

that, for a period of seven years (the “Voting Standstill Period”), if the Reporting Persons and/or its Controlled Affiliates (as defined in the Stockholder Agreement) acquire, either directly or indirectly, in excess of 30% of the Common Stock, then the Reporting Persons will vote or consent all of their shares of Common Stock exceeding such amount (such shares, the “Excess Shares”) in direct proportion to the votes cast or consents given by the Issuer’s stockholders not affiliated with the Reporting Persons (subject to certain exceptions, including with respect to a solicitation of proxies or consents in opposition to, or in favor of the removal of, any of the Issuer’s directors or nominees for director);

•

that the Voting Standstill Period will be suspended or terminated, as the case may be, following (i) any person or group becoming the beneficial owner of 15% or more of the Common Stock without the prior approval of the Majority Independent Board (as defined in the Stockholder Agreement), (ii) the public announcement of by the Issuer that it has entered into a definitive agreement with the prior approval of the Majority Independent Board providing for, among other things, a merger or similar transaction, reorganization, restructuring or liquidation, or sale of all or substantially all of the Issuer’s assets, or (iii) any material breach of the Stockholder Agreement by the Issuer;

•

that the Reporting Persons will cause all of their shares of Common Stock to be voted or consented so that a majority of the members of the Board are not persons who are directors, managers, officers, members, partners (other than limited partners), principals, employees or agents of the Reporting Persons and/or any of their Controlled Affiliates;

•

that the Reporting Persons will, in connection with any tender offer that has not been affirmatively recommended by the Majority Independent Board, tender (or not tender) any Excess Shares in a manner that is directly proportionate to the manner in which all holders of shares of Common Stock, other than the Reporting Persons, tender (or do not tender) their shares;

•

that the Reporting Persons and their Controlled Affiliates will not enter into, or cause the Issuer to enter into, any affiliate transactions with the Issuer or the Reporting Persons, as applicable, unless such transactions are approved in advance by the Majority Independent Board;

•

that (i) prior to the termination of the Voting Standstill Period or the termination of the Stockholder Agreement, and (ii) so long as the Reporting Persons beneficially own at least 15% of the outstanding Common Stock, the Reporting Persons will have the right to nominate two persons as members of the Board and that the Issuer will take certain actions to cause such persons to be elected to the Board; and

•

that the Reporting Persons will provide the Issuer with written notice three business days prior to engaging in any privately-negotiated sale of Common Stock to an unaffiliated third party who (i) as a result of the proposed transaction would beneficially own at least 20% of the outstanding Common Stock or (ii) has publicly announced an intention to influence or seek control of the Issuer or the Board or to effect certain other actions in respect of the Issuer.

On October 8, 2010, the Reporting Persons entered into a customary registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Reporting Persons are entitled to two demand registrations and to certain shelf registration rights. Of the 5,419,697 shares of Common Stock held by the Reporting Persons on October 8, 2010, 2,709,848 of such shares are immediately registerable and 2,709,849 of such shares (and any shares subsequently acquired by the Reporting Persons) are registerable on the date that is 18 months following the date of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer will generally pay all costs and expenses incurred by the Issuer and the Reporting Persons in connection with any demand or shelf registration, and each of the Issuer and the Reporting Persons have agreed to certain indemnification rights.

The foregoing descriptions of the Stockholder Agreement and the Registration Rights Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to the full text of the Stockholder Agreement and the Registration Rights Agreement, which are filed as Exhibits 10 and 11, respectively, and are incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 10	Stockholder Agreement by and between Vitacost.com, Inc., on the one hand, and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P., on the other hand, dated October 8, 2010.

Exhibit 11	Registration Rights Agreement by and among Vitacost.com, Inc., Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., Great Hill Partners GP III, L.P., GHP III, LLC, Great Hill Equity Partners IV, L.P., Great Hill Partners GP IV, L.P. and GHP IV, LLC, dated October 8, 2010.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: October 12, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

15

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

*By:	/s/ Laurie T. Gerber
Name: Laurie T. Gerber
Title: Attorney in fact

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EXHIBIT INDEX

Exhibit 10	Stockholder Agreement by and between Vitacost.com, Inc., on the one hand, and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P., on the other hand, dated October 8, 2010.

Exhibit 11	Registration Rights Agreement by and among Vitacost.com, Inc., Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., Great Hill Partners GP III, L.P., GHP III, LLC, Great Hill Equity Partners IV, L.P., Great Hill Partners GP IV, L.P. and GHP IV, LLC, dated October 8, 2010.

Exhibit 10

EXECUTION VERSION

STOCKHOLDER AGREEMENT

STOCKHOLDER AGREEMENT, dated as of October 8, 2010 (this “Agreement”), by and between Vitacost.com, Inc., a Delaware corporation (together with any successor entity thereto, the “Company”), on the one hand, and Great Hill Investors, LLC, a Massachusetts limited liability company, Great Hill Equity Partners III, L.P., a Delaware limited partnership, and Great Hill Equity Partners IV, L.P., a Delaware limited partnership (collectively, “Great Hill”), on the other hand. The Company and Great Hill are sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Great Hill beneficially owns in the aggregate 5,419,697 shares of the common stock, par value $0.00001 per share, of the Company (the “Common Stock”);

WHEREAS, Great Hill conducted a solicitation of written consents from the Company’s stockholders (the “Consent Solicitation”) pursuant to which the Company’s stockholders (i) amended the Company’s Amended and Restated Bylaws (the “Bylaws”) to allow stockholders to fill vacancies on the Company’s Board of Directors (the “Board”), (ii) removed, without cause, Eran Ezra, Stewart L. Gitler, David N. Ilfeld, M.D. and Lawrence a Pabst, M.D. as directors of the Company, and (iii) elected Christopher S. Gaffney, Mark A. Jung, Michael A. Kumin and Jeffrey M. Stibel to the Board;

WHEREAS, in connection with the Consent Solicitation, Great Hill disclosed to the Company’s stockholders that if Great Hill was successful in the Consent Solicitation, it would make certain commitments to the Company and its stockholders, and abide by certain restrictions, and, in furtherance thereof, Great Hill now desires to agree with the Company as to such commitments and restrictions and to certain additional restrictions as provided herein, in each case, with respect to its ownership of Common Stock and its relationship with the Company; and

WHEREAS, concurrently with the execution of this Agreement, the Parties are entering in a Registration Rights Agreement with respect to the demand and incidental registration of the public offer and sale under the Securities Act (as defined below) of the shares of Common Stock now owned or which may hereafter be acquired by Great Hill (“Registration Rights Agreement”), subject to the terms and conditions thereof.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act

“beneficial owner” or “beneficially own” and words of similar import have the meaning given such term in Rule 13d-3 under the Exchange Act.

“Board” has the meaning set forth in the recitals.

“Business Day” means any day that is not a Saturday, Sunday or a day on which banks located in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.

“Bylaws” has the meaning set forth in the recitals.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Control” (including the terms “Controlling”, “Controlled”, “Controlled by”, and “under common control with”) or words of similar import have the meaning given such term in Rule 12b-2 under the Exchange Act.

“Controlled Affiliate” means, with respect to any Person, any corporation, partnership, limited liability company, association, trust, or any other entity or organization (i) of which more than 50% of the total voting equity interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, general partners, managers or trustees thereof, is at the time owned or controlled, directly or indirectly, by such Person, or (ii) with respect to which such Person owns or controls, directly or indirectly, the election of a majority of the board of directors, general partners, managers, trustees or similar governing body.

“Electronic Delivery” has the meaning set forth in Section 7.13.

“Excess Shares” has the meaning set forth in Section 3.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Great Hill” has the meaning set forth in the preamble.

“Great Hill Designees” and “Great Hill Designee” have the meanings set forth in Section 5.1(a).

“Majority Independent Board” means the Board, as composed of a majority of directors who are Non-Great Hill Directors and who are “independent” of the Company as contemplated by applicable SEC and stock exchange rules and regulations.

“Non-Great Hill Directors” and “Non-Great Hill Director” means a natural person or persons who are not directors, managers, officers, members, partners (other than limited partners), principals, employees or agents of Great Hill and/or any of its Controlled Affiliates.

2

“Non-Affiliate Holders” means all holders of the then-outstanding shares of Common Stock, other than Great Hill and/or any of its Controlled Affiliates and any other holder of Common Stock that is an Affiliate of the Company, as determined in good faith by the Company.

“Party” and “Parties” have the meanings set forth in the preamble.

“Person” means an individual or a corporation, partnership, limited liability company, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Private Sale” means any intended privately-negotiated sale, transfer, pledge or other disposition by Great Hill or any of its Controlled Affiliates, directly or indirectly, in one transaction or a series of related transactions, of shares of Common Stock that does not occur in an undisclosed principal transaction effected by one or more broker-dealers on or through a nationally recognized securities exchange or automated inter-dealer quotation system of a registered national securities association and irrespective of whether pursuant to any “demand registration” rights exercised by Great Hill under the Registration Rights Agreement.

“Proportional Voting Requirement” has the meaning set forth in Section 3.1(a).

“Registration Rights Agreement” has the meaning set forth in the recitals.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Committee” means a duly established committee of the Board composed solely of directors who are Non-Great Hill Directors and who are “independent” of the Company as contemplated by applicable SEC and stock exchange rules and regulations.

“Subject Shares” has the meaning set forth in Section 3.1(a).

“Tender Offer” means a bona fide public offer conducted in accordance with the provisions Regulation 14D and Regulation 14E under the Exchange Act by any Person or “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) to purchase or exchange for cash or other consideration any shares of Common Stock, which offer has not been affirmatively recommended by the Majority Independent Board in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

“TO Expiration Date” has the meaning set forth in Section 3.2(a).

“Voting Standstill Period” means the period beginning on the date of this Agreement and ending on the seventh anniversary thereof.

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ARTICLE II

REPRESENTATIONS OF THE PARTIES

Section 2.1 Representations of the Company. The Company hereby represents to Great Hill that: (a) this Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) the execution of this Agreement, the consummation of each of the actions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not (i) conflict with, result in a breach or violation of, constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to, result in the loss of a material benefit or give any right of termination, amendment, acceleration or cancellation under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, the Company’s certificate of incorporation, the Bylaws or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company is a party or bound or to which its property or assets is subject, or (ii) trigger any “change of control” provisions in any agreement to which the Company is a party; and (c) no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit the Company to perform its obligations under this Agreement, except for such consents, approvals, authorizations, licenses, clearances, filings, registrations or notifications as have already been obtained or made.

Section 2.2 Representations of Great Hill. Great Hill represents and warrants to the Company that: (a) this Agreement has been duly authorized, executed and delivered by Great Hill and is a valid and binding obligation of Great Hill, enforceable against Great Hill in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) the execution of this Agreement, the consummation of each of the actions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, result in a breach or violation of, or constitute a default (or an event that with notice or lapse of time or both could become a default) under or pursuant to any law, any order of any court or other agency of government, Great Hill’s certificate of formation, certificate of partnership, operating or limited liability company agreement, or limited partnership agreement, as applicable, or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which Great Hill is a party or bound or to which its property or assets is subject; and (c) no consent, approval, authorization, license or clearance of, or filing or registration with, or notification to, any court, legislative, executive or regulatory authority or agency is required in order to permit Great Hill to perform its obligations under this Agreement, except for such consents, approvals, authorizations, licenses, clearances, filings, registrations or notifications as have already been obtained or made.

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ARTICLE III

VOTING AND TENDER OBLIGATION

Section 3.1 Voting by Great Hill.

(a) Subject to Section 3.1(b), Section 3.1(c) and Section 3.3, during the Voting Standstill Period if, as of the record date for determining the stockholders of the Company entitled to vote at any annual or special meeting of stockholders of the Company (however noticed or called) or for determining the stockholders of the Company entitled to consent to any corporate action by written consent, Great Hill and/or any of its Controlled Affiliates beneficially owns shares of Common Stock (the “Subject Shares”), representing in the aggregate more than 30% of the then-outstanding shares of Common Stock (such number of Subject Shares as of such record date in excess of 30% of the then-outstanding shares of Common Stock being referred to as the “Excess Shares”), then at each such meeting or in each such action by written consent Great Hill shall vote or furnish a written consent in respect of the Excess Shares, or cause the Excess Shares to be voted or consented, in each case, in such manner that is in direct proportion to the manner in which all Non-Affiliate Holders vote or consent (including, for this purpose, any abstentions and “withhold” votes) in respect of each matter, resolution, action or proposal that is submitted to the stockholders of the Company (such manner of voting the Excess Shares being referred to as the “Proportional Voting Requirement”). With respect to any meeting of stockholders of the Company (however noticed or called) or any action by written consent of the stockholders of the Company, the number of Excess Shares will be determined by the Company promptly following the record date established for determining the stockholders of the Company entitled to vote at such meeting or entitled to consent to any corporate action by written consent, respectively. From time to time before the scheduled date for any such meeting, and from time to time during the pendency of any such action by written consent, the Company shall inform Great Hill of the voting tabulations (including, for this purpose, all votes “for” or “against” and all “abstentions” and “withhold” votes by the Non-Affiliate Holders) for such meeting or action by written consent (it being understood and agreed by the Parties that the Company shall request the proxy solicitation firm engaged by it, if any, in connection with such meeting or action by written consent to provide such tabulations directly to Great Hill from time to time) for the purpose of facilitating Great Hill’s agreement to vote or consent the Excess Shares in accordance with the requirements of this Agreement; provided, however, that the failure of the Company to obtain or Great Hill to receive voting tabulations on a daily basis pursuant to this Section 3.1(a) shall not relieve Great Hill of its obligation to vote or consent the Excess Shares as provided in this Section 3.1(a). During the Voting Standstill Period, Great Hill shall not, and shall not permit any of its Controlled Affiliates to, take any action (or omit to take any action), or enter into any transaction, contract, agreement, arrangement, plan, commitment or understanding with any Person or “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act), to vote, consent to, give instructions with respect to, or grant a proxy or proxies, in any such case in any manner inconsistent with provisions of this Section 3.1(a) or of Section 3.1(c).

(b) Notwithstanding anything to the contrary in Section 3.1(a), the Proportional Voting Requirement shall not apply to Great Hill, and Great Hill shall be permitted to vote or consent all shares of Common Stock that it beneficially owns, in connection with any

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public “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents in opposition to, or in favor of the removal of, any of the Company’s directors or nominees for director by any Person or “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) to the extent that such solicitation is commenced and conducted by a Person or “group” other than Great Hill and/or any of its Controlled Affiliates.

(c) During the Voting Standstill Period, to the fullest extent permitted by law, Great Hill shall take and cause any and all lawful action to be taken, including, without limitation, voting or consenting, or causing the voting or consenting, of the Subject Shares so that the Board is composed of a majority of Non-Great Hill Directors.

Section 3.2 Tender Offer.

(a) In connection with any Tender Offer, Great Hill shall not enter into any tender commitment, tender and voting support or other similar contract, arrangement, agreement or understanding with any Person in respect of the Excess Shares and, subject to Great Hill’s receipt of the requisite information to determine the amount of Excess Shares to be tendered (or not tendered) pursuant to this Section 3.2, shall cause the Excess Shares to be tendered (or not tendered) immediately prior to the scheduled expiration date and time of any Tender Offer, taking into account any extension thereof as announced by any Person or “group” (as such terms is used in Section 13(d) and Section 14(d) of the Exchange Act) making such Tender Offer (the “TO Expiration Date”), in such manner that is in direct proportion to the manner in which all Non-Affiliate Holders tender (or do not tender) their shares of Common Stock, it being understood and agreed that in causing the Excess Shares to be tendered (or not tendered), Great Hill shall be entitled to rely on the most current information that it has received from the Company in accordance with its obligations in Section 3.2(b) as of the close of business on the Business Day preceding the TO Expiration Date.

(b) From and after the tenth Business Day following the “commencement” (as such term is used in Rule 14d-2 under the Exchange Act) of any Tender Offer, during the pendency of such Tender Offer the Company shall keep Great Hill informed of the status of any Tender Offer (including the number and percentage of then-outstanding shares of Common Stock theretofore validly tendered, physically and by means of guaranteed delivery, and withdrawn, if any) for the purpose of allowing Great Hill to tender (or not tender) the Excess Shares in accordance with the requirements of this Agreement as promptly as practicable; provided, however, that the failure of the Company to provide Great Hill with tender and tender withdrawal updates on a daily basis shall not relieve Great Hill of its obligation to tender the Excess Shares as provided in this Section 3.2.

Section 3.3 Termination of Voting Standstill Period. Notwithstanding anything to the contrary in this Agreement, the Voting Standstill Period shall immediately be suspended in accordance with the last sentence of this Section 3.3 or terminated, as the case may be, and during such suspension period, or from and after such termination, respectively, there shall be no restriction on Great Hill’s ability to vote or furnish a written consent in respect of any shares of Common Stock that it beneficially owns, following (a) any Person or “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) other than Great Hill or any of its Controlled Affiliates becoming the beneficial owner, directly or indirectly, of 15% or more of the

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outstanding shares of Common Stock at any time with the prior approval of the Majority Independent Board; (b) the public announcement by the Company that it has entered into a definitive agreement with the prior approval of the Majority Independent Board, providing for, in one transaction or a series of related transactions, (i) a merger, consolidation, recapitalization, acquisition, share issuance, restructuring or other business combination involving the Company or any of its subsidiaries, (ii) a recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iii) the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets or properties (including the capital stock of subsidiaries) of the Company, other than, in each case described in clauses (i) through (iii) above, in connection with an internal restructuring transaction involving only the Company, one or more of its subsidiaries and/or any holding company formed for the purpose of such transaction wholly owned by Persons who were stockholders of the Company immediately prior to such transaction; or (c) any material breach of this Agreement by the Company as determined by a court of competent jurisdiction (as contemplated by Section 7.12). In the event that any of the events or transactions identified in clauses (a) or (b) are subsequently withdrawn, terminated or cease to exist, the Voting Standstill Period shall be reinstated and the terms of this Agreement, including the Proportional Voting Requirement, will again be applicable to Great Hill.

ARTICLE IV

AFFILIATE TRANSACTIONS

Section 4.1 Restrictions on Affiliate Transactions. For so long as Great Hill and/or any of its Controlled Affiliates beneficially owns any shares of Common Stock, the Company shall not, and Great Hill shall not, and Great Hill shall not permit any of its Controlled Affiliates to, cause the Company to, enter into any transaction, contract, arrangement, plan, commitment, agreement or understanding between the Company and Great Hill and/or any of its Controlled Affiliates, unless such transaction, contract, arrangement, plan, commitment, agreement or understanding has been approved in advance by the Majority Independent Board.

ARTICLE V

BOARD REPRESENTATION AND RELATED MATTERS

Section 5.1 Board Representation.

(a) During the Voting Standstill Period and for so long as Great Hill and/or any of its Controlled Affiliates collectively beneficially own at least 15% of the outstanding Common Stock (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Common Stock), Great Hill shall have the right to nominate as directors of the Company two natural persons as the Nominating/Corporate Governance Committee of the Board (or any successor committee serving such function) reasonable determines to be acceptable in accordance with the Charter of the Nominating/Corporate Governance Committee and the Company’s director qualification criteria applicable to all directors of the Company (the “Great Hill Designees,” and each, a “Great Hill Designee”). In furtherance of the foregoing, during the Voting Standstill Period and for so long as Great Hill and/or its Controlled Affiliates collectively

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beneficially own at least 15% of the outstanding Common Stock (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Common Stock), to the fullest extent permitted by law, the Company hereby agrees to (i) include the Great Hill Designees as nominees to the Board on each slate of nominees for election to the Board that is proposed by the Majority Independent Board, (ii) recommend the election of the Great Hill Designees to the stockholders of the Company and (iii) without limiting the foregoing, support the Great Hill Designees for election to the Board in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees for election to the Board in the aggregate. The initial two Great Hill Designees are Christopher S. Gaffney and Michael A. Kumin. With respect to any Great Hill Designees other than Christopher S. Gaffney and Michael A. Kumin, in advance of any consideration of such Great Hill Designees by the Nominating/Corporate Governance Committee of the Board, Great Hill will provide the Company with completed directors’ and officers’ questionnaires in the form provided by the Company, which form shall be the same form applicable to all directors of the Company.

(b) In the event that any Great Hill Designee serving as a director shall die, resign, be disqualified or be removed, so long as Great Hill is entitled to designate a Great Hill Designee pursuant to Section 5.1(a), the resulting vacancy on the Board shall be filled by a natural person nominated by Great Hill and reasonably determined by the Nominating/Corporate Governance Committee of the Board (or any successor committee serving such function) to be acceptable in accordance with the Nominating/Corporate Governance Committee Charter and the Company’s director qualifications criteria applicable to all directors of the Company, subject to, in the case of any natural person other than Christopher S. Gaffney and Michael A. Kumin, Great Hill providing the Company with a completed directors’ and officers’ questionnaire in the form provided by the Company, which form shall be the same form applicable to all directors of the Company.

(c) The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, at no time after either (i) the 30th day following the suspension of the Voting Standstill Period or the termination of the this Agreement, or (ii) Great Hill and/or its Controlled Affiliates collectively cease to beneficially own at least 15% of the outstanding Common Stock (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Common Stock), shall the Company have any obligation to (x) nominate any Great Hill Designee for election or re-election to the Board by the stockholders, or (y) fill any vacancy created by the death, resignation, disqualification or removal of any one or more of the Great Hill Designees with a successor Great Hill Designee.

Section 5.2 No Interference with Board Rights. The Company shall use its reasonable best efforts not to, directly or indirectly, propose or take any action to encourage any modification to the composition of the Board that, in the Company’s reasonable judgment, would likely result in the elimination or significant diminishment of the rights of Great Hill specified in Section 5.1; provided that the foregoing will in no way limit the Company’s right to increase the number of directors on the Board.

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ARTICLE VI

SHARE TRANSFER

Section 6.1 Restriction on Transfer. Great Hill shall provide to the Company written advance notice at least three Business Days prior to effecting or consummating a Private Sale to (a) any Person pursuant to which such Person and/or any of such Person’s Controlled Affiliates would become the beneficial owner of 20% or more of the outstanding Common Stock (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Common Stock), or (b) any Person who has publicly announced (including, without limitation, by means of any disclosed reservation of the right to take in the future any action of the types enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act) an intention to (i) influence or seek control of the Company or the Board, or (ii) conduct a “solicitation” (as such term is used in the proxy rules of the SEC) to (x) remove and/or elect directors of the Company (including, for this purpose, any nomination sought to be effected in accordance with Rule 14a-11 under the Exchange Act), (y) amend or modify the Company’s certificate of incorporation or Bylaws (as the same may be amended), or (z) submit for inclusion in any Company proxy materials any stockholder proposal relating to director nominations or any other business relating to control or influencing control of the Company or the Board pursuant to Rule 14a-8 under the Exchange Act. Such notice shall, to the extent available, include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, transfer, pledge or disposition, and a summary of any other transactions, contracts, agreements, arrangements or understandings between Great Hill or any of its Controlled Affiliates and the proposed transferee with respect to the Company or the Common Stock (whether held by Great Hill or any of its Controlled Affiliates or the proposed transferee).

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including fax or similar writing) and shall be given to:

If to the Company:

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW, Suite 500

Boca Raton, FL 33487-3521

Attn:     Mary Marbach, General Counsel & Secretary

Phone:  (561) 982-4180

Fax:      (561) 443-7721

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with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

Attn:     Clifford E. Neimeth

Phone:  (212) 801-9200

Fax:      (212) 801-6500

If to Great Hill:

Great Hill Partners, LLC

One Liberty Square

Boston, MA 02109

Attn:     Michael A. Kumin

Phone:  (617) 790-9435

Fax:      (617) 790-9401

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn:     Howard L. Ellin

             Richard J. Grossman

Phone:  (212) 735-3000

Fax:      (212) 735-2000

or such other address or fax number as such Party may hereafter specify for the purpose of giving such notice to the Party. Each such notice, request or other communication shall be deemed to have been received (a) if given by fax, when such fax is transmitted to the fax number specified pursuant to this Section 7.1 and appropriate confirmation of receipt is received, or (b) if given by any other means, when delivered in person or by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested).

Section 7.2 No Waivers; Amendments.

(a) No failure or delay on the part of any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) Neither this Agreement nor any term or provision hereof may be amended or waived in any manner other than by instrument in writing signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the enforcement of such waiver is sought.

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Section 7.3 Controlled Affiliates of Great Hill. Great Hill agrees that it will use its reasonable best efforts to cause its Controlled Affiliates, current and future, to comply with the terms of this Agreement.

Section 7.4 Disposition of the Common Stock. Except as set forth Section 6.1 and Section 7.6, (i) nothing in this Agreement shall prevent Great Hill or any of its Controlled Affiliates from selling, transferring, pledging or otherwise disposing of any shares of Common Stock that it owns and (ii) the terms and restrictions of this Agreement shall not apply or be in any way applicable to any non-Affiliated purchasers of any of the shares of Common Stock owned (now or in the future) by Great Hill or any of its Controlled Affiliates.

Section 7.5 Further Assurances. From time to time, as and when requested by any Party, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other lawful actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the terms and provisions of this Agreement.

Section 7.6 Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Neither of the Parties may assign any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party; provided, however, that Great Hill may assign this Agreement to any of its Controlled Affiliates without the Company’s prior consent as long as such Controlled Affiliate has agreed to be bound by the terms and conditions of this Agreement in a manner reasonably acceptable to the Company.

Section 7.7 Expenses. Within two business days following the receipt of appropriate supporting documentation from Great Hill, the Company shall reimburse Great Hill for its reasonable and documented out-of-pocket expenses incurred in connection with the Consent Solicitation, not to exceed $700,000. All other expenses shall be borne by the Party incurring such expenses.

Section 7.8 Headings. The headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions hereof.

Section 7.9 Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction will not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Parties hereunder will be enforceable to the fullest extent permitted by applicable law.

Section 7.10 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the terms and provisions contemplated hereby, will cause irreparable injury to the other Party, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of

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injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations, to prevent breaches of this Agreement by such Party and to the granting by any court of the remedy of specific performance of such Party’s obligations hereunder, without bond or other security being required, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any Party.

Section 7.11 Delaware Law. The enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the Parties shall be governed by the internal procedural and substantive laws of the State of Delaware without regard to conflicts of laws principles thereof.

Section 7.12 Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) To the fullest extent permitted by law, each of the Parties unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the state and federal courts located in Wilmington, Delaware for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement and hereby irrevocably waives, to the fullest extent permitted by applicable law, and agrees not to assert any objection, whether as a defense or otherwise, that such Party may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum or that such suit, action or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate, or that this Agreement may not be enforced in or by such courts. To the fullest extent permitted by law, each Party agrees that a final non-appealable judgment in any such suit, action or proceeding shall be conclusive and may be enforced in any other jurisdiction in which a Party may be found or may have assets by suit on the judgment or in any other manner provided by applicable law, and agrees to the fullest extent permitted by law to consent to the enforcement of any such judgment and not to oppose such enforcement or to seek review on the merits of any such judgment in any such jurisdiction.

(b) To the fullest extent permitted by law, each of the Parties hereby irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any suit, action or proceeding by giving copies thereof by overnight courier to the address of such Party specified in Section 7.1 and such service of process shall be deemed effective service of process on such Party; provided, however, that the foregoing shall not limit the right of any Party to effect service of process on the other Party by any other legally available method.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

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Section 7.13 Counterparts; Electronic Delivery; Effectiveness; Enforceability. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by fax or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute the original form of this Agreement and deliver such form to all other Parties. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense to the fullest extent permitted by law, except to the extent such defense relates to lack of authenticity. This Agreement shall become effective when each Party shall have received counterparts hereof signed by all of the other Parties. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Persons.

Section 7.14 Entire Agreement. This Agreement constitutes the entire agreement and understanding among the Parties and supersedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

Section 7.15 Interpretation.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.

(b) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties to the fullest extent permitted by law, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[Execution page follows.]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first written above.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
	Name:	Jeffrey J. Horowitz
	Title:	CEO

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	Managing Partner

GREAT HILL EQUITY PARTNERS III, L.P.

by: Great Hill Partners GP III, L.P., its general partner
by: GHP III, LLC, its general partner

By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	Managing Partner

GREAT HILL EQUITY PARTNERS IV, L.P.

by: Great Hill Partners GP IV, L.P., its general partner
by: GHP IV, LLC, its general partner

By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	Managing Partner

[Signature Page to Stockholder Agreement]

Exhibit 11

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT, dated as of October 8, 2010 (this “Agreement”), is entered into by and among Vitacost.com, Inc., a Delaware corporation (the “Company”), and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P., Great Hill Partners GP III, L.P., GHP III, LLC, Great Hill Equity Partners IV, L.P., Great Hill Partners GP IV, L.P. and GHP IV, LLC (each a “Holder” and together, the “Holders”).

WHEREAS, the Company and the Holders have entered into that certain Stockholder Agreement, dated as of the date hereof (the “Stockholder Agreement”); and

WHEREAS, in connection with the Stockholder Agreement, the Company has agreed to provide the Holders with certain registration rights with respect to the Registrable Securities (as defined herein) as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. The following terms shall have the meanings ascribed to them below:

“Agreement” means this Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments thereto.

“Commission” means the United States Securities and Exchange Commission or any other federal agency at the time administering either the Securities Act or the Exchange Act.

“Common Stock” means common stock, $0.00001 par value per share, of the Company (and any other securities into which or for which the Common Stock may be converted or exchanged pursuant to a dividend, stock split, plan of recapitalization, reorganization, merger, sale of assets or otherwise).

“Company” has the meaning set forth in the preamble to this Agreement.

“Controlling Person” has the meaning set forth in Section 3.01.

“Damages” has the meaning set forth in Section 3.01.

“Demand Registration” has the meaning set forth in Section 2.01(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Full Cooperation” means, in connection with any Demand Registration, where, in addition to the cooperation otherwise required by this Agreement, members of senior management of the Company (including the chief executive officer and chief financial officer) fully cooperate with the underwriter(s) in connection with all reasonable and customary recommendations and requests of such underwriter(s), and make themselves available upon reasonable notice to participate in due diligence meetings or calls, “road-show” and other customary marketing activities in such locations (domestic and foreign) as recommended by the underwriter(s) (including one-on-one meetings with prospective purchasers of the Registrable Securities).

“Holder” and “Holders” has the meaning set forth in the preamble to this Agreement, and shall include any Permitted Transferee that becomes a Holder pursuant to Section 4.05.

“Holders’ Counsel” has the meaning set forth in Section 2.04.

“Indemnified Party” has the meaning set forth in Section 3.03.

“Indemnifying Party” has the meaning set forth in Section 3.03.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Permitted Transferee” has the meaning set forth in Section 4.05.

“Person” shall mean any individual, corporation, partnership, firm, limited liability company, joint venture, trust, association, unincorporated organization, university, group, joint-stock company or other entity.

“Piggyback Registration” has the meaning set forth in Section 2.03(a).

“Registrable Securities” means, subject to the last sentence of this definition, the shares of Common Stock held beneficially or of record by any of the Holders, including shares of Common Stock (x) owned by any of the Holders prior to the date of this Agreement and (y) acquired by way of a dividend, stock split, recapitalization, plan of reorganization, merger, sale of assets or otherwise. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the resale of such shares of Common Stock has been declared effective by the Commission and such shares of Common Stock have been sold pursuant to such effective Registration Statement, (ii) such shares of Common Stock shall have been or all remaining Registrable Securities held by such Holder may immediately be sold under Rule 144 (or any similar provision then in force) under the Securities Act, (iii) such shares of Common Stock (A) otherwise have been transferred, (B) are represented by a new certificate or other evidence of ownership for such Common Stock not bearing a restrictive legend against transfer under the Securities Act, (C) are not subject to any stop order and (D) may be publicly resold by the Person receiving such certificate without complying with the registration requirements of the Securities Act, or (iv) such shares of Common Stock shall have ceased to be outstanding. With respect to the 5,419,697 shares of Common Stock beneficially owned by the Holders as of the date of this Agreement, 2,709,848 of such shares shall immediately constitute Registrable Securities, and the remaining 2,709,849 shares (in addition to all shares of Common Stock acquired by the Holders after the date of this Agreement, however acquired) shall become Registrable Securities on the date that is 18 months after the date of this Agreement.

“Registration Expenses” has the meaning set forth in Section 2.04.

“Registration Statement” means any registration statement of the Company on an appropriate registration form under the Securities Act that covers any of the Registrable Securities (including, as applicable, a Shelf Registration Statement), including the prospectus, amendments and supplements thereto, and all exhibits and material incorporated by reference therein.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Shelf Registration Statement” has the meaning set forth in Section 2.02.

“Stockholder Agreement” means the Stockholder Agreement, dated of even date herewith, by and between the Company, on the one hand, and Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P., on the other hand.

“Suspension Notice” has the meaning set forth in Section 2.07(a).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwriters’ Maximum Number” means, for any Demand Registration or Piggyback Registration, that number of securities to which such registration should, in the opinion of the managing underwriter(s) of such registration, in the light of marketing factors, be limited.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01. Demand For Non-Shelf Registration; Underwritten Offering.

(a) Requests for Registration. Subject to the blackout provisions contained in Section 2.07 and the limitations set forth in this Section 2.01, the Holders of a majority of Registrable Securities shall have the right to require the Company to file a Registration Statement covering all or part of their respective Registrable Securities for an underwritten registration under the Securities Act (a “Demand Registration”) by delivering a written request therefor to the Company specifying the number of Registrable Securities to be included in such underwritten registration by such Holder or Holders. As soon as practicable after the receipt of such demand, the Company shall use commercially reasonable efforts to effect such registration (including, without limitation, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) of the Registrable Securities that the Company has been so requested to register; provided that the Holders shall not make a request for a Demand Registration under this Section 2.01(a) to offer in the aggregate less than 50% of all Registrable Securities; and provided, further, that the Holders will not be entitled to require the Company to effect (x) more than one Demand Registration during any twelve-month period or (y) more than two Demand Registrations in the aggregate under this Agreement.

(b) Underwriting. The offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten public offering only. The Company shall (together with the Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing Underwriter selected for such underwriting by the Company and reasonably acceptable to a majority of the Holders proposing to distribute their securities through such underwriting, which underwriting agreement shall have substantially the same indemnification provisions as set forth in this Agreement.

(c) Priority on Demand Registration. If, in connection with a Demand Registration, the managing Underwriter(s) give written advice to the Company of an Underwriters’ Maximum Number, then: (i) the Company shall so advise all Holders of Registrable Securities to be included in such Demand Registration and the Company will be obligated and required to include in such registration that number of Registrable Securities requested by the Holders thereof to be included in such registration and that does not exceed such Underwriters’ Maximum Number and such Registrable Securities shall be allocated pro rata among the Holders thereof on the basis of the number of Registrable Securities requested to be included therein by each such Holder. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Demand Registration without the prior written consent of the holders of a majority in interest of the Registrable Securities.

(d) Effected Demand Registration. A registration will not be deemed to have been effected as a Demand Registration unless it has been declared effective by the Commission and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if, after it has become effective, such registration or the related offer, sale or distribution of Registrable Securities thereunder is or becomes the subject of any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of the Registrable Securities pursuant to the registration, and, as a result thereof, 66- 2/3% of the Registrable Securities covered thereby have not been sold, or if the Company fails to provide Full Cooperation, then such registration will be deemed not to have been effected for purposes of clause (y) of the second proviso to Section 2.01(a). If (i) a registration requested pursuant to this Section 2.01 is deemed not to have been effected or (ii) the registration requested pursuant to this Section 2.01 does not remain continuously effective until 45 days after the commencement of the distribution by the Holders of the Registrable Securities included in such underwritten offering, then the Company shall continue to be obligated to effect the underwritten registration of the Registrable Securities included in such Demand Registration pursuant to this Section 2.01. In circumstances not including the events described in the immediately two preceding sentences of this Section 2.01(d), each Holder of Registrable Securities shall be permitted voluntarily to withdraw all or any part of its Registrable Securities from a Demand Registration at any time prior to the commencement of marketing of such Demand Registration, provided that such registration nonetheless shall count as a Demand Registration for purposes of clause (y) of the second proviso to Section 2.01(a).

Section 2.02. Shelf Registration. At any time following the date that this 18 months following the date of this Agreement (provided that at such time the Company is eligible to use Form S-3 (or a substantially equivalent short-form registration statement) for a secondary offering), upon the request of Holders holding a majority of the Registrable Securities, the Company shall use commercially reasonable efforts to promptly file a Registration Statement on Form S-3 (or such other substantially equivalent short-form registration statement) under the Securities Act providing for the resale pursuant to Rule 415 from time to time by the Holders of such number of shares of Registrable Securities requested by the Holders to be registered thereby (including the prospectus, amendments and supplements to the shelf Registration Statement or prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such shelf registration statement, the “Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC as promptly as practicable following such filing. The Company shall maintain the effectiveness of the Shelf Registration Statement for a period of 18 months in the aggregate (or until such earlier time as all of the Registrable Securities can be sold without restriction pursuant to Rule 144 under the Securities Act). Subject to Section 6.1 of the Stockholder Agreement, the plan of distribution contained in the Shelf Registration Statement shall be substantially in the form attached as Exhibit A hereto, unless otherwise determined by the Company and the Holders holding a majority of the Registrable Securities. No shares of Common Stock held by any Person other than Registrable Securities held by the Holders shall be included in a Shelf Registration Statement without the prior written consent of the holders of a majority in interest of the Registrable Securities.

Section 2.03. Piggyback Registration.

(a) Notice of Piggyback Registration. If (and on each occasion that) the Company proposes to register any of its securities under the Securities Act either for the Company’s own account or for the account of any of its stockholders (other than (A) securities to be issued solely in connection with any acquisition of or business combination with any entity or business, (B) securities issuable solely upon the exercise of stock options, (C) securities issuable solely pursuant to employee benefit plans, or (D) for Holders pursuant to Section 2.01 or 2.02 hereof entitled to participate in a registration) (each such registration not withdrawn or abandoned prior to the effective date thereof being herein called a “Piggyback Registration”), the Company will give written notice to all Holders of such proposal not later than the earlier to occur of (A) the 10th day following the receipt by the Company of notice of exercise of any registration rights by any Persons, and (B) the 20th day prior to the anticipated filing date of such Piggyback Registration.

(b) Piggyback Rights. Subject to the provisions contained in paragraph (c) of this Section 2.03 and in the last sentence of this paragraph (b), the Company will be obligated and required to use commercially reasonable efforts to include in each Piggyback Registration such Registrable Securities as requested in a written notice from any Holder delivered to the Company no later than 15 days following delivery of the notice from the Company specified in

Section 2.03(a). The Holders of Registrable Securities shall be permitted to withdraw all or any part of their shares from any Piggyback Registration at any time prior to the effective date of such Piggyback Registration, except as otherwise provided in any written agreement with the Company’s underwriter(s) establishing the terms and conditions under which such Holders would be obligated to sell such securities in such Piggyback Registration.

(c) Company Officers and Directors. Subject to Section 2.03(d), the Company may, in its sole discretion, offer to include any shares of Common Stock beneficially owned by any of the Company’s directors or executive officers in any Piggyback Registration on the same terms and conditions applicable to the Holders of the Registrable Securities pursuant to this Section 2.03.

(d) Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten registration, and the managing underwriter(s) shall give written advice to the Company of an Underwriters’ Maximum Number, then: (i) the Company shall be entitled to include in such registration that number of securities which the Company proposes to offer and sell for its own account in such registration and which does not exceed the Underwriters’ Maximum Number, and (ii) if the Underwriters’ Maximum Number exceeds the number of securities which the Company proposes to offer and sell for its own account in such registration, then such excess, up to the Underwriters’ Maximum Number, shall be allocated pro rata among the Holders and the Company’s directors and executive officers on the basis of the number of securities requested to be included therein by each such Person.

(e) Selection of Underwriter(s). In any Piggyback Registration, the Company shall have the right to select the investment banker(s) and managing underwriter(s) in such registration.

Section 2.04. Registration Expenses. In connection with registrations pursuant to Section 2.01, 2.02 or 2.03 hereof, the Company shall pay all of the registration costs and expenses incurred in connection with the registration thereunder (the “Registration Expenses”), including, without limitation, all: (i) registration and filing fees and expenses, including, without limitation, those related to filings with the Commission, (ii) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) reasonable processing, duplicating and printing expenses, including, without limitation, expenses of printing prospectuses reasonably requested by any Holder, (iv) of the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any liability insurance and the expense of any annual audit or quarterly review), (v) fees and expenses incurred in connection with listing the Registrable Securities for trading on a national securities exchange, including, without limitation, fees and expenses of The NASDAQ Stock Market, (vi) fees and expenses in connection with the preparation of the registration statement and related documents covering the Registrable Securities, (vii) fees and expenses, if any, incurred with respect to any filing with FINRA, (viii) any documented out-of-pocket expenses of the Underwriter(s) incurred with the approval of the Company, (ix) the cost of providing any CUSIP or other identification numbers for the Registrable Securities, (x) fees and expenses and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company

(including, without limitation, the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested), (xi) fees and expenses of any special experts retained by the Company in connection with such registration, and (xii) reasonable and documented fees and expenses of one firm of counsel for the Holders to be selected by the Holders of a majority of the Registrable Securities to be included in such registration (“Holders’ Counsel”); provided, however, that the Company shall reimburse the Holders for the reasonable and documented fees and disbursements of each additional counsel retained by any Holder for the purpose of rendering any opinion required by the Company or the managing Underwriter(s) to be rendered on behalf of such Holder in connection with any Demand Registration. Notwithstanding the foregoing, each Holder shall be responsible for any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities pursuant to a Registration Statement. The obligation of the Company to bear the expenses described in this Section 2.04 and to pay or reimburse the Holders for the expenses described in this Section 2.04 shall apply irrespective of whether any sales of Registrable Securities ultimately take place.

Section 2.05. Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company shall keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. In connection with any such registration:

(a) The Company will promptly prepare and file with the Commission a Registration Statement on Form S-1 or another appropriate Securities Act form reasonably acceptable to the Holders, and use commercially reasonable efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby.

(b) The Company will promptly prepare and file with the Commission such amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof; cause the prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the prospectus.

(c) The Company, at least 10 days prior to filing a Registration Statement or at least five days prior to filing a prospectus or any amendment or supplement to such Registration Statement or prospectus, will furnish to (i) each Holder of Registrable Securities covered by such Registration Statement, (ii) Holders’ Counsel and (iii) each Underwriter of the Registrable Securities covered by such Registration Statement, copies of such Registration Statement and each amendment or supplement as proposed to be filed, together with any exhibits thereto, which documents will be subject to reasonable review and approval (which approval shall not be unreasonably withheld) by each of the foregoing Persons within five days after delivery (except that such review and approval of any prospectus or any amendment or supplement to such Registration Statement or prospectus must be completed within three days), and thereafter, furnish to such Holders, Holders’ Counsel and Underwriters, if any, such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents or information as such Holder, Holders’ Counsel or Underwriters may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the plan of distribution set forth in the prospectus included in the Registration Statement; provided, however, that notwithstanding the foregoing, if the Company intends to file any prospectus, prospectus supplement or prospectus sticker that does not make any material changes in the documents already filed, then Holders’ Counsel will be afforded such opportunity to review such documents prior to filing consistent with the time constraints involved in filing such document, but in any event no less than one day.

(d) The Company will promptly notify each Holder of any stop order issued or threatened by the Commission and, if entered, use commercially reasonable efforts to prevent the entry of such stop order or to remove it as soon as reasonably possible.

(e) On or prior to the date on which the Registration Statement is declared effective, the Company shall use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Holder reasonably requests and do any and all other lawful acts and things which may be necessary or advisable to enable the Holders to consummate the disposition in such jurisdictions of such Registrable Securities, and use commercially reasonable efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

(f) The Company will notify each Holder, Holders’ Counsel and Underwriter promptly and (if requested by any such Person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or prospectus or for additional information to be included in any Registration Statement or prospectus or otherwise, (iii) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or blue sky laws or the initiation of any proceedings for that purpose, and (iv) of the happening of any event that makes any statement made in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated by reference therein untrue or that requires the making of any changes in such Registration Statement, prospectus or documents so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements in the Registration Statement and prospectus not misleading in light of the circumstances in which they were made; and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Holder hereby agrees to keep any disclosures under subsection (iv) above confidential until such time as a supplement or amendment is filed.

(g) The Company will furnish customary closing certificates and other deliverables to the Underwriter(s) and the Holders and enter into customary agreements satisfactory to the Company (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

(h) The Company will make available for inspection by any Underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such seller or Underwriter (in each case after reasonable prior notice and at reasonable times during normal business hours and without unnecessary interruption of the Company’s business or operations), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, Underwriter, attorney, accountant or agent in connection with such registration statement.

(i) The Company, during the period when the prospectus is required to be delivered under the Securities Act, promptly will file all documents required to be filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

(j) The Company shall use commercially reasonable efforts to cause all such Registrable Securities registered pursuant hereunder to be listed on each national securities exchange on which similar securities of the same class issued by the Company are then listed.

(k) The Company shall use commercially reasonable efforts to ensure the obtaining of all necessary approvals from FINRA.

(l) The Company shall provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement.

(m) The Company shall furnish to each Holder a copy of all documents filed with and all correspondence from or to the Commission in connection with any such offering of Registrable Securities.

(n) The Company otherwise shall comply with all applicable rules and regulations of the Commission.

(o) The Company shall furnish to each Holder, addressed to such Holder, (1) an opinion of counsel for the Company (which may be the Company’s General Counsel), dated the effective date of the registration statement and the closing of the sale of any securities thereunder, as well as a consent to be named in the registration statement or any prospectus thereto, and (2) comfort letters as well as an audit opinion and consent to be named in the registration statement or any prospectus relating thereto signed by the Company’s independent public accountants who have examined and reported on the Company’s financial statements included in the registration statement covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the accountants’ comfort letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ comfort letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or comfort letters to the underwriters in an underwritten public offering of securities.

(p) In connection with each Demand Registration, cause there to occur Full Cooperation.

Section 2.06. Holders’ Obligations. The Company may require each Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration, including, without limitation, all such information as may be requested by the Commission. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.05(f) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.05(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession and retained solely in accordance with record retention policies then-applicable to such Holder, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice pursuant to Section 2.05(f) hereof to the date when the Company shall make available to the Holders a prospectus supplemented or amended to conform with the requirements of Section 2.05(f) hereof.

Section 2.07. Blackout Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, by delivery of written notice to the participating Holders (a “Suspension Notice”) stating which one or more of the following limitations shall apply to the addressee of such Suspension Notice, the Company may (1) postpone effecting a registration under this Agreement, or (2) require such addressee to refrain from disposing of Registrable Securities under the registration, in either case for a period of no more than 90 consecutive days from the delivery of such Suspension Notice (which period may not be extended or renewed). The Company may postpone effecting a registration or apply the limitations on dispositions specified in clause 2 of this Section 2.07(a) if (x) the Company in good faith determines that such registration or disposition would materially impede, delay or interfere with any material transaction then pending on proposed to be undertaken by the Company or any of its subsidiaries, or (y) the Company in good faith determines that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company reasonably believes would not be in the best interests of the Company; provided that the Company may not take any action pursuant to this Section 2.07(a) for a period of time in excess of 135 days in any 12-month period.

(b) If the Company shall take any action pursuant to clause 2 of Section 2.07(a) with respect to any participating Holder in a period during which the Company shall be required to cause a Registration Statement to remain effective under the Securities Act and the prospectus to remain current, such period shall be extended for such Person by one day beyond the end of such period for each day that, pursuant to Section 2.07(a), the Company shall require such Person to refrain from disposing of Registrable Securities owned by such Person.

Section 2.08. Exchange Act Registration. The Company will use its commercially reasonable efforts to timely file with the Commission such information as the Commission may require under Section 13(a) or Section 15(d) of the Exchange Act and the Company shall use its commercially reasonable efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act with respect to its Common Stock. The Company shall furnish to any holder of Registrable Securities forthwith upon request such reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such Registrable Securities without registration to the extent that such reports or documents are not publicly available on the Commission’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto. The Company agrees to use its commercially reasonable efforts to facilitate and expedite transfers of the Registrable Securities pursuant to Rule 144 under the Securities Act, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities.

Section 2.09. Damages. The Company recognizes and agrees that the Holders will not have an adequate remedy if the Company fails to comply in all material respects with this Article 2 and that damages may not be readily ascertainable, and the Company expressly agrees that, in the event of such failure, it shall not oppose an application by the holder of Registrable Securities or any other Person entitled to the benefits of this Article 2 requiring specific performance, without the posting of a bond, of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this Article 2.

ARTICLE III

INDEMNIFICATION

Section 3.01. Indemnification by the Company. The Company agrees, notwithstanding the termination of this Agreement, to indemnify and hold harmless, to the fullest extent permitted by law, each Holder and each of its managers, members, partners, officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, partners, officers, directors, employees and agents of such controlling Person (each, the “Controlling Person”), from and against any and all losses, claims, damages, liabilities, reasonable attorneys’ fees, costs and expenses of investigating and defending any such claim (collectively, “Damages”) and any action in respect thereof to which such Holder, its managers, members, partners, officers, directors, employees and agents, and any such Controlling Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus (or any amendment or supplement thereto) or any preliminary prospectus, or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, except insofar as the same are based upon information furnished in writing to the Company by such Holder expressly for use therein, and shall reimburse such Holder, its managers, members, partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its managers, members, partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings; provided, however, that the Company shall not be liable to such Holder or other indemnitee to the extent that any such Damages arise out of or are based upon an untrue statement or omission made in any preliminary prospectus if (i) such Holder failed to send or deliver a copy of the final prospectus with or prior to the delivery of written confirmation of the sale by such Holder to the Person asserting the claim from which such Damages arise in any case where such delivery of the prospectus (as amended or supplemented) is required by the Securities Act, and (ii) the final prospectus would have corrected such untrue statement or such omission, where such failure to deliver the prospectus was not a result of non-compliance by the Company under Section 2.05(f) of this Agreement.

Section 3.02. Indemnification by the Holders. The Holders agree, jointly and severally, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the managers, members, partners, officers, directors, employees and agents of such Controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with reference to information related to the Holders, or their plan of distribution, furnished in writing by the Holders to the Company expressly for use in any Registration Statement or prospectus, or any amendment or supplement thereto, or any preliminary prospectus. No Holders shall be required to indemnify any Person pursuant to this Section 3.02 for any amount in excess of the net proceeds of the Registrable Securities sold for the account of such Holder.

Section 3.03. Conduct of Indemnification Proceedings. Promptly after receipt by any Person (an “Indemnified Party”) of notice of any claim or the commencement of any action in respect of which indemnity may be sought pursuant to Section 3.01 or 3.02, the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an “Indemnifying Party”), notify the Indemnifying Party in writing of the claim or the commencement of such action; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party otherwise than under Section 3.01 or 3.02 except to the extent of any actual prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the

Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable opinion of counsel to such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent.

ARTICLE IV

MISCELLANEOUS

Section 4.01. No Inconsistent Agreements; Most-Favored-Nations. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement. If the Company grants to any Person any rights with respect to the registration of any shares of equity securities of the Company or any securities convertible or exercisable into shares of any equity securities of the Company that are more favorable to such Person than the rights of the Holders set forth in this Agreement, then the Company shall grant to the Holders the same rights granted to such other Person (and shall promptly enter into one or more amendments to this Agreement to effect the foregoing).

Section 4.02. Holdback Agreements. The Company agrees not to, and shall exercise its best efforts to obtain agreements (in the underwriters’ customary form) from its directors and executive officers, and shall request that beneficial owners of 5% or more of the Company’s outstanding voting stock, not to, directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any equity securities of the Company or enter into any hedging transaction relating to any equity securities of the Company during the 60 days beginning on the pricing date of any underwritten offering effected pursuant to this Agreement, unless the underwriter managing the offering otherwise agrees to a shorter period.

Section 4.03. Termination of Registration Rights. The rights granted under this Agreement shall terminate on the earlier of the date that (i) the Holders no longer beneficially own any Registrable Securities or (ii) all Registrable Securities are eligible for sale without any volume or other limitations or restrictions.

Section 4.04. Amendment and Modification. This Agreement may be amended, modified and supplemented, and any of the provisions contained herein may be waived, only by a written instrument signed by the Company and each Holder, provided that the addition of a permitted assign as a Holder hereunder shall not constitute an amendment or modification for purposes of this Section 4.04.

Section 4.05. Assignment; Binding Effect; Entire Agreement. The rights and obligations hereunder may be assigned in whole or in part by any Holder to a controlled affiliate of such Holder and or to any member, partner or stockholder of any such Holder (a “Permitted Transferee”) without the consent of the Company or the other Holders. Such assignment shall be effective upon receipt by the Company of (x) written notice from the Holder certifying that the transferee is a Permitted Transferee, stating the name and address of the Permitted Transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred, and (y) a written agreement from the Permitted Transferee to be bound by all of the terms of this Agreement. Upon receipt of the documents referenced in (x) and (y) above, the Permitted Transferee shall thereafter be deemed to be a “Holder” for all purposes of this Agreement. Except as set forth above, this Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the prior written consent of each of the other parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them with respect to the subject matter hereof.

Section 4.06. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

Section 4.07. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including fax or similar writing) and shall be given to:

If to the Company:

Vitacost.com, Inc.

5400 Broken Sound Blvd. N.W., Suite 500

Boca Raton, FL 33487-3521

Phone: (561) 982 4180

Fax: (561) 443-7721

With a copy (which shall not constitute notice) to: Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166
Attn:	Clifford E. Neimeth
Phone:	(212) 801-9200
Fax:	(212) 801-6500

If to any of the Holders: Great Hill Partners, LLC One Liberty Square Boston, MA 02109
Attn:	Michael A. Kumin
Phone:	(617) 790-9435
Fax:	(617) 790-9401

With a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036
Attn:	Howard L. Ellin
Richard J. Grossman
Phone:	(212) 735-3000
Fax:	(212) 735-2000

or such other address or fax number as such party may hereafter specify for the purpose of giving such notice to such party. Each such notice, request or other communication shall be deemed to have been received (a) if given by fax, when such fax is transmitted to the fax number specified pursuant to this Section 4.07 and appropriate confirmation is received, or (b) if given by any other means, when delivered in person or by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested).

Section 4.08. Governing Law. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the laws of the State of New York, notwithstanding any conflict of law provision to the contrary.

Section 4.09. Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

Section 4.10. Counterparts. This Agreement may be executed via facsimile or electronic transmission and in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

Section 4.11. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

Section 4.12. Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance, without posting a bond, of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

Section 4.13. Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

Section 4.14. Interpretation. In this Agreement, reference to any law, rule, regulation or act means such law, rule, regulation or act as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

Section 4.15. Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) To the fullest extent permitted by law, each of the parties hereto unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the state and federal courts located in New York, New York for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement and hereby irrevocably waives, to the fullest extent permitted by applicable law, and agrees not to assert any objection, whether as a defense or otherwise, that such party may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum or that such suit, action or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate, or that this Agreement may not be enforced in or by such courts. To the fullest extent permitted by law, each party hereto agrees that a final non-appealable judgment in any such suit, action or proceeding shall be conclusive and may be enforced in any other jurisdiction in which a party may be found or may have assets by suit on the judgment or in any other manner provided by applicable law, and agrees to the fullest extent permitted by law to consent to the enforcement of any such judgment and not to oppose such enforcement or to seek review on the merits of any such judgment in any such jurisdiction.

(b) To the fullest extent permitted by law, each of the parties hereto hereby irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any suit, action or proceeding by giving copies thereof by overnight courier to the address of such party specified in Section 4.07 and such service of process shall be deemed effective service of process on such party; provided, however, that the foregoing shall not limit the right of any party to effect service of process on the other party by any other legally available method.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	CEO

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

GREAT HILL EQUITY PARTNERS III, L.P.
By:	GREAT HILL PARTNERS GP III, L.P., its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

GREAT HILL PARTNERS GP III, L.P.

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

[Signature Pages to Registration Rights Agreement]

GREAT HILL EQUITY PARTNERS IV, L.P.

By:	GREAT HILL PARTNERS GP IV, L.P., its General Partner

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

GREAT HILL PARTNERS GP IV, L.P.

By:	GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	Managing Partner

[Signature Pages to Registration Rights Agreement]

Exhibit A

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

A-1

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable,

A-2

Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $[—] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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